Exhibit 99.1

Sun Life announces intention to redeem Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures

TORONTO, Dec. 21, 2020 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") today announced its intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets.

The Debentures are redeemable at Sun Life's option on or after February 19, 2021 at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the date of redemption. Sun Life intends to redeem the Debentures on February 19, 2021 (the "Redemption Date"). Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Forward-Looking Statements

In this forward-looking information section, "we", "our" and "us" refer to Sun Life and its subsidiaries and joint ventures.  Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our anticipated redemption of the Debentures, (ii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "will", and similar expressions.  All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, including the assumption that the transaction will be completed. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.  Readers are cautioned that undue reliance should not be placed on these forward-looking statements.  Information about risk factors relating to us can be found in the annual information form of Sun Life for the year ended December 31, 2019 under the heading "Risk Factors" and other regulatory filings filed with or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov, respectively.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-988-0542	T. 647-256-8201
irene.poon@sunlife.com	investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 21-DEC-20